O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  JSPINDLER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2307

February 4, 2013

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	DGT Holdings Corp.
Schedule 13E-3 filed January 29, 2013
File No. 005-36626
Schedule 14A filed January 29, 2013
File No. 000-03319

Dear Mr. Panos:

We are submitting this letter on behalf of DGT Holdings Corp. (the “Company”) in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 30, 2013 (the “Comments”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 filed by the Company (the “Schedule 13E-3”).  We have reviewed the Comments with the Company and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  For your convenience, we have included a summary of the Comments in the body of this letter and have provided responses thereto immediately following each comment.

Schedule 14A

Fairness of the Reverse/Forward Stock Split, page 11

1.
We note that the proxy statement has been revised to expressly indicate that the Board is producing its fairness determination on behalf of the issuer.  Please revise the disclosure on page 11 to conform with this revised disclosure and make any additional conforming changes that may be necessary throughout the filing.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 4, 2013

Response:          The Proxy Statement has been revised to expressly indicate in each case that the Board is producing its fairness determination on behalf of the Company.

Certain Effects of the Reverse/Forward Stock Split on the Company’s Shareholders, page 16

2.
Please revise the disclosure to provide, in each case, Steel Partners Holdings’ interest in DGT’s net book value and net earnings expressed in terms of dollar amounts and percentages before the transaction and after its consummation.

Response:          The Proxy Statement has been revised to provide Steel Holdings’ interest in the Company’s net book value and net earnings expressed in terms of dollar amounts and percentages before and after the consummation of the Reverse/Forward Stock Split.

3.
Please revise to include DGT’s current amount of net operating loss carryforwards and a statement as to whether DGT, Steel Partners Holdings and other Continuing Shareholders will be able to receive a benefit if such operating loss carryforwards are applied to future income.

Response:          The Proxy Statement has been revised to provide the amount of the Company’s net operating loss carryforwards as of July 28, 2012 and to state that the Company, Steel Holdings and other Continuing Shareholders will be able to receive a benefit if such operating loss carryforwards are applied to future income.

Financial Information, page 23

4.
Please provide us with a brief legal analysis explaining why the issuer has chosen to include its historical financial statements from its Annual Report on Form 10-K for the year ended July 28, 2012 and from its quarterly report on Form 10-Q for the quarterly period ended October 27, 2012, its pro forma consolidated financial statements giving effect to the Reverse/Forward Stock Split, and the book value per share as of the date of the most recent balance sheet under Item 13 of its Schedule 13E-3, and has not included such disclosures in its proxy statement.

Response:          The Company has revised the Proxy Statement to include the historical financial statements contained in the Company’s quarterly report on Form 10-Q for the quarterly period ended October 27, 2012 (the “Form 10-Q”) via incorporation by reference, the pro forma consolidated financial statements giving effect to the Reverse/Forward Stock Split, and the book value per share as of the date of the most recent balance sheet.

The Company has elected not to include the historical financial statements contained in its Annual Report on Form 10-K for the fiscal year ended July 28, 2012 (the “Form 10-K”) in the Proxy Statement in reliance on Instruction 1 to Item 13 of Schedule 14A, which provides that financial statements and other information “not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.”  See also the Commission Division of Corporation Finance Financial Reporting Manual, at Section 1140.2 (financial statements are “not required if they would not be material for the exercise of prudent judgment concerning the action.”)

February 4, 2013

Recently, the nature of the Company’s business operations have changed significantly.  The Company sold its power conversion business operated by its RFI Corporation subsidiary on August 16, 2012.  On November 3, 2011, the Company exited its medical systems group operations by selling its Italian subsidiary, Villa Sistemi Medicali S.p.A.  Following these divestitures, the Company’s operations currently consist of leasing two facilities that were not included in the assets of the two separate businesses that the Company sold.  The Company’s business, now reported as one reportable segment, in addition to management of the real estate business, is expected to consist primarily of capital redeployment and identification of new profitable operations where it can utilize its existing working capital and maximize the use of the Company’s net operating losses. Due to the changed nature of the Company’s business following the period covered by its audited historical financial statements, the Company believes that such financial statements are not indicative of the Company’s current financial condition or future operating results and, as such, are not material to the exercise of prudent judgment concerning the Reverse/Forward Stock Split.  Furthermore, the Company believes that the financial information most relevant and material to an investor’s exercise of prudent judgment concerning the Reverse/Forward Stock Split is the Company’s recent financial position, available cash and other current working capital on hand and current cash burn rate -- all of which is adequately portrayed in the Form 10-Q as now incorporated by reference in the Proxy Statement.

          In addition, however, in order to comply with the requirements of Item 13 of Schedule 13E-3, the Company intends to mail to shareholders a copy of the Company’s audited consolidated balance sheets as of July 28, 2012 and July 30, 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended July 28, 2012 along with copies of the Proxy Statement, the Form 10-K and the Form 10-Q.

February 4, 2013

Please direct your questions or comments regarding the Company’s responses to the Comments to the undersigned at (212) 451-2307.  Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

cc:	Terry R. Gibson, President, Chief Executive Officer and Chief Financial Officer
Leonard J. McGill, Vice President and General Counsel
DGT Holdings Corp.
c/o Steel Partners Holdings L.P.,
590 Madison Avenue, 32nd Floor
New York, NY 10022